UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

  Exhibit 99.1 Press release, "Thomson maintains its focus on profitability and cash flow improvement as market conditions remained challenging in 3Q 2009", dated October 22, 2009.
  Exhibit 99.2 Press release, "Thomson supports HD rollout of cable provider HOT in Israel", dated October 22, 2009.
  Exhibit 99.3 Press release, "Technicolor renews and expands its program production contract with FRANCE 24", dated October 22, 2009.
  Exhibit 99.4 Press release, "Strong Industry Support Accelerates Technicolor 3D Rollout", dated October 22, 2009.
  Exhibit 99.5 Press release, "Thomson Signs Contract with LiveTV for Development of IPTV Technology for Aircraft", dated October 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: October 22, 2009	Title:	Corporate Secretary

Exhibit 99.1

PRESS RELEASE

Thomson maintains its focus on profitability and cash flow improvement as market conditions remained challenging in 3Q 2009

•

3Q 2009 revenues at constant currency down 19.4% for continuing activities and down 15.4% on new perimeter

o

9M 2009 Group’s net revenues from continuing activities amounted to €2,603 million, down 8.3% at current currency and down 10.4% at constant currency compared to 9M 2008. 9M 2009 revenues from new perimeter activities declined by 6.3% at constant currency.

o

3Q 2009 Group’s net revenues from continuing activities amounted to €803 million, down 20.2% at current currency and down 19.4% at constant currency compared to 3Q 2008. 3Q 2009 revenues from new perimeter activities declined by 15.4% at constant currency.

o

In challenging market conditions, Thomson estimates it has maintained or strengthened its market positions across all businesses except in Access Products in Europe. Revenue decrease in 3Q 2009 results from weak orders from some Connect customers, continuing weakness of the DVD replication market and closure of the North American telephony business at the end of 2008. Licensing revenues slightly increased at constant currency.

o

Thomson was able to offset the decline in revenues by executing operational efficiencies to improve its operating profitability and cash flow.

•

Cash position at €551 million end of September, a €40 million increase vs. June 2009

o

Operating cash flow from continuing activities was positive over the quarter and showed a material improvement over 3Q 2008.

o

Group free cash flow was positive in 3Q 2009. The Group’s estimated cash position at the end of the quarter amounted to €551 million, compared to €511 million on 30 June 2009. Estimated net financial debt as of September 30, 2009 stood at €2,170 million compared to €2,311 million as of June 30, 2009.

•

Update on balance sheet restructuring

o

Thomson continues to work towards the implementation of the restructuring announced on 24 July 2009, which is supported by a majority of its senior creditors.

o

Since July 24th, Thomson has received support from additional senior creditors, in some cases subject to satisfaction of conditions and completion of the ISDA auction process.

o

The ISDA process to unwind the CDS has taken more time than expected and is now anticipated to be completed by the end of October 2009. Thomson will then be in a position to identify new senior creditors and proceed to solicit their support for the restructuring. Therefore, Thomson now expects to proceed with its Extraordinary General Meeting in the first quarter of 2010.

•

Update on divestments

o

Thomson is pursuing discussions for the disposal of Grass Valley activities and confirms it is premature at this stage to anticipate the outcome of the negotiations.

o

Following signature of a multi-year agreement between PRN and Wal-Mart, the PRN disposal process has been resumed.

o

The Screenvision US disposal is in final stages of discussions.

Paris (France), October 22, 2009 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE: TMS), met on Wednesday October 21, 2009 to review revenues for the quarter ending September 30, 2009 and the status of the balance sheet restructuring process.

Comment by Frederic Rose, Chairman and CEO

“While market conditions remained challenging, our continued focus on cash generation and profitability resulted in measurable results without material loss of market share. Our focus is now clearly to address our operational performance in Connect while increasing market share in our Technicolor activities. The extension of our agreement with Paramount, the sustained growth in visual effects and the industry endorsement of Technicolor 3D offer are positive signs of our ability to develop our businesses with content providers. Finally, we have started to lay the groundwork for future licensing programs, leveraging our refocused research efforts.”

Third quarter and nine months 2009 revenues

Revenues are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported group revenues from continuing activities for 3Q 2008 amounted to €1,170 million, of which €165 million from activities now treated as discontinued, principally the Grass Valley and the Media Networks (PRN, Screenvision) businesses.

In € million unless otherwise stated	3Q 2008	3Q 2009	Change, reported	9M 2008	9M 2009	Change, reported
Technicolor revenues	474	421	(11.2)%	1,289	1,218	(5.5)%
Change at constant currency		(11.5)%			(8.2)%
Connect revenues	361	267	(26.0)%	1,050	1,000	(4.7)%
Change at constant currency		(25.1)%			(6.6)%
Technology revenues	105	98	(6.2)%	286	293	+2.7%
Change at constant currency		(1.1)%			+3.1%
Corporate and other revenues	65	16	(75.6)%	216	91	(57.9)%
Change at constant currency		(74.0)%			(59.6)%
Group net revenues from continuing operations	1,005	803	(20.2)%	2,840	2,603	(8.3)%
Change at constant currency		(19.4)%			(10.4)%
Of which new perimeter[1]	942	789	(16.2)%	2,632	2,520	(4.3)%
Change at constant currency		(15.4)%			(6.3)%

1 New perimeter refers to all activities considered as continuing except the retail telephony business, classified as Other. Even though the Group is exiting this activity, it remains accounted for as part of continuing operations because of its relatively limited contribution to revenues, in accordance with IFRS.

2

Key business highlights for the third quarter of 2009

•

Revenues from the Group’s new perimeter, which includes all continuing activities except the retail telephony business currently being exited, declined by 15.4% at constant currency in 3Q 2009 compared with 3Q 2008. Group net revenues from continuing operations for 3Q 2009 were down 20.2% at current currency compared with 3Q 2008, and down 19.4% at constant currency.

•

In 3Q 2009, revenues were affected by challenging market conditions. However, the Group estimates it has maintained or strengthened its market positions across all businesses except in Access Products in Europe. Revenues in Technicolor activities were impacted by declining DVD replication volumes and lower revenues from media and broadcast services, partly offset by sustained growth in visual effects. The decrease in Connect revenues was driven by weak orders from some North American clients, and lower market share with two European customers. The Licensing business recorded slightly higher revenues compared to 3Q 2008.

•

Operating cash flow1 from continuing activities was positive over the quarter, and showed a material improvement over 3Q 2008 as a result of ongoing cost optimization efforts, a tight control over capital expenditures, and a reduction in cash restructuring charges.

•

Group free cash flow was positive in 3Q 2009, and benefited from an improvement in working capital and from a substantial reduction of cash used by discontinued activities.

•

The Group’s estimated cash position at the end of 3Q 2009 amounted to €551 million, compared to €511 million at the end of June 2009. Estimated gross debt amounted to €2,721 million at the end of the period, showing a €101 million decrease compared to end of June 2009.

Update on balance sheet restructuring

•

Thomson continues to work towards the implementation of the restructuring announced on 24 July 2009, which is supported by a majority of its senior creditors. Most of the senior creditors who did not sign the restructuring agreement are hedged and the ISDA process to unwind their CDS is still ongoing.

•

Since July 24th, Thomson has received support from additional senior creditors, in some cases subject to satisfaction of conditions and completion of the ISDA auction process.

•

As the process is occurring under a new ISDA protocol, it has taken more time than expected and is now anticipated to be completed by the end of October 2009. Thomson will then be in a position to identify new senior creditors and proceed to solicit their support for the restructuring. Therefore, Thomson now expects to proceed with its Extraordinary General Meeting in the first quarter of 2010.

Update on divestitures

•

Over the last two months, Thomson has pursued negotiations with interested bidders for the Grass Valley activities. It is premature to anticipate the outcome of these negotiations.

•

PRN and Wal-Mart have signed a multi-year agreement to continue operations of the Walmart Smart Network until 2013. As the network operator, PRN will continue to provide its advanced technology platform and provide a host of services, including implementation, media management, content distribution and advanced support. The PRN disposal process has been resumed.

•

The Screenvision US disposal process is proceeding in line with expectations and final negotiations are being handled with a selected bidder.

1 EBIT+D&A minus capital expenditures and restructuring charges.

3

Divisional Review

Technicolor

Revenues are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Technicolor in 3Q 2008 came to €522 million, of which €48 million from activities now treated as discontinued, principally the Media Networks business (PRN, Screenvision).

In € million	3Q 2008	3Q 2009	Change, reported	9M 2008	9M 2009	Change, reported
Technicolor revenues, net	474	421	(11.2)%	1,289	1,218	(5.5)%
Change at constant currency		(11.5)%			(8.2)%
Average $:€ exchange rate	1.50	1.44		1.53	1.37

Despite a 23% volume decline in DVD replication and an economic environment which continued to weigh on funding for film production and releases, revenue decrease for Technicolor activities was limited to 11.5% in 3Q 2009 compared to 3Q 2008 at constant currency through an improved mix in DVD replication, a favorable customer and product mix in the Film business and sustained growth in visual effects.

Technicolor was able to offset the margin and cash flow impact of lower revenues over the quarter with an improved business mix, cost reduction actions and operational efficiency gains linked to restructuring initiatives, and a tight control on capital expenditures.

•

Content Services (digital production, post-production and content media management)

During the third quarter 2009, digital production (visual effects, animation and games) benefited from an increased level of activity for visual effects for films. The activity in visual effects for commercials was still weak over the period, but started to show signs of improvement across all geographies.

The post production market remained impacted by the overall economic environment limiting access to funding for feature film production. The Group continued to implement initiatives to adjust the footprint of its activities in this domain to better fit the current market conditions and improve profitability.

Content media management services suffered from very soft market conditions across all geographies.

•

Physical Media (Film and DVD Services)

KPIs	3Q 2008	3Q 2009	Change	9M 2008	9M 2009	Change
Film footage (billion feet)	1.1	0.9	(14.5)%	2.9	2.7	(5.7)%
DVD volumes (million units)	365	281	(23.0)%	962	745	(22.5)%

Film reel volumes were down by around 15% in 3Q 2009 compared to 3Q 2008, largely due to the effect of the 2008 blockbuster “The Dark Knight” not recurring in 2009. However, this negative volume impact on revenues was partially offset by favorable customer and product mix.

The trend observed in 1H 2009 for DVD replication continued in 3Q 2009, with volumes down 23% year on year due to lower than expected performance of major studios’ new release and back catalog volumes, and a sharp decline of kiosk and game volumes.

Physical Media activities were able to offset the impact of the revenue decrease on profitability and cash flow as a result of ongoing cost reduction and operational efficiency initiatives and a tight control on capital expenditures.

•

Content Distribution Services

In a difficult trading environment for broadcast services in 3Q 2009, the Content Distribution Services business market share has remained stable over the quarter while it has continued to focus on operational improvement.

Connect

Following the January 2009 decision to dispose of the Grass Valley activities, the access products activities are regrouped within a new operating segment named Connect, which includes set-top boxes, modems, gateways and Software Service Platform activities. The retail telephony activities are included within the “Other” segment.

Revenues are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Thomson Grass Valley in 3Q 2008 came to €541 million, of which €180 million from the Grass Valley business now treated as discontinued and from the remaining European and Asian Telephony businesses.

In € million	3Q 2008	3Q 2009	Change, reported	9M 2008	9M 2009	Change, reported
Connect revenues, net	361	267	(26.0)%	1,050	1,000	(4.7)%
Change at constant currency		(25.1)%			(6.6)%
Average $:€ exchange rate	1.50	1.44		1.53	1.37

KPIs	3Q 2008	3Q 2009	Change	9M 2008	9M 2009	Change
Cable (million units)	1.4	1.2	(11.8)%	3.9	3.9	(0.9)%
Satellite (million units)	2.4	1.6	(33.0)%	7.5	6.3	(15.2)%
Telecom (million units)	2.5	2.4	(4.6)%	7.6	8.3	+8.0%
Total (million units)	6.3	5.2	(17.2)%	19.0	18.5	(3.0)%

The decline in Connect revenues in 3Q 2009 was mainly attributable to:

•

Weakness in the North American market, with low orders for satellite set-top boxes due to higher levels of recovery and refurbishment of previously deployed boxes driven by an increase in end-user churn;

•

A key European customer introducing a second source for a product previously supplied exclusively by Thomson;

•

Market share loss with a large European client resulting from the phase out of an existing product. Connect is currently facing operational and product development issues and has launched a program to overhaul its portfolio management and development processes. This initiative is expected to produce material results over the next nine months to twelve months;

•

The Group’s overall financial situation, which has affected its ability to win major new access product contracts in 2009, except in Latin America where the momentum remained strong in 3Q 2009;

•

Difficult conditions in the voice and video software platform business (SSP) due to uncertainly in market dynamics, particularly in relation to video delivery over IP (IPTV).

Connect was able to offset the impact of lower revenues on operating profitability and cash flow in the third quarter 2009 by leveraging cost optimization actions and improvement in working capital.

Technology

In € million	3Q 2008	3Q 2009	Change, reported	9M 2008	9M 2009	Change, reported
Technology revenues, net	105	98	(6.2)%	286	293	+2.7%
Change at constant currency		(1.1)%			+3.1%
o.w. Licensing	101	98	(2.9)%	276	290	+5.1%
Change at constant currency		+2.4%			+5.5%
Average $:€ exchange rate	1.50	1.44		1.53	1.37

Revenues from the Technology business were impacted by the sale of the Software and Technology Solutions (STS) business to Civolution in July 2009.

Licensing revenues slightly increased at constant currency in 3Q 2009 compared to 3Q 2008, reflecting a stable year-on-year contribution from the core programs, including MPEG-LA.

Corporate and Other

The revenues from Corporate and Other amounted to €17 million in 3Q 2009 at constant currency, compared with €65 million in 3Q 2008. This change reflected the decline in residential Telephony revenues, attributable to the closure of North American operations in 4Q 2008.

An analyst conference call hosted by Frederic Rose, Chairman and CEO, and Stephane Rougeot, CFO, will be held on Thursday, October 22, 2009 at 15:00 CET.

*****

Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  This press release contains certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

4

Exhibit 99.2

PRESS RELEASE

Thomson supports HD rollout of cable provider HOT in Israel

Paris (France), October 22, 2009 – Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, today announced that it has extended its relationship with HOT, the leading cable provider in Israel with 900,000 customers.

Thomson will deliver new set-top boxes to support the operator’s move to high definition television. The Group will also provide professional services to accompany the migration of currently installed set-top boxes to a single conditional access system from NDS, NDS VideoGuard®.

“We are delighted to continue our relationship with HOT, which has been very close for nine years,” said Georges Laplanche, Senior Vice President of the Connect Division at Thomson. “This contract demonstrates the benefits of such a long-term relationship, through being able to support legacy equipment in the field as well as offer forward-looking new products.”

Deliveries of HD cable set-top box1 already started

To guarantee the success of the launch of its HD services, HOT has once again selected Thomson, as a supplier. Thomson currently provides an interactive set-top box, supporting both MPEG-2 and MPEG-4 compression, and including a built-in DOCSIS data modem, allowing HOT to offer high-speed broadband data for internet access alongside the digital cable television service. The set-top box also gives access to HOT’s comprehensive offering, including interactive services and games. The box supports Open TV middleware for interactive applications with an embedded NDS EPG and NDS VideoGuard conditional access.

Supporting major upgrade programme for legacy set-top boxes

Thomson will support the migration of HOT’s entire service to VideoGuard conditional access from NDS by providing support through its professional services team.

Thanks to the Thomson-run project, which includes the tracking of technical details on all the installed set-top boxes, some of which are now nine years old, the 900,000 subscribers with legacy set-top boxes will be able to keep them, the necessary upgrade at the consumer end is accomplished simply by changing the smart card.

***

Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  This press release contains certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

***

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

1 DCI704

Exhibit 99.3

PRESS RELEASE

Technicolor renews and expands its program production contract with FRANCE 24

Paris (France) – October 22, 2009 - Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, today announced it has won, through its Technicolor Business Group, a new contract with FRANCE 24 for the operation of content production technical facilities.

Up to 2013, Technicolor will be in charge of the production of FRANCE 24 international programs in English, French and Arabic thanks to its team of more than one hundred technicians. This team will be organized according to the needs of the channel:

-

3 live news production teams (French, English, Arabic)

-

2 recorded broadcasts production teams

-

1 editing – audio mixing – computer graphics team

-

1 team in charge of traffic (reception, transmission, processing and control of all signals).

Technicolor will also transversely handle the management and planning of this service.

Frédéric Rose, Chairman and CEO of Thomson, stated: "We are delighted that FRANCE 24 has renewed its confidence in Thomson. The fact that we have won this contract underlines the relevance of Thomson on the production market, and its overall ability to provide services tailored to the needs of its content creator clients. All the teams have been mobilized to make this partnership with FRANCE 24 a success. "

Jean-Yves Bonsergent, Deputy Manager of FRANCE 24, added, "Thomson is a long-time provider that perfectly knows the technical environment and challenges of our channel. We therefore have complete confidence in the group to provide the production services we need in real time, today and tomorrow. We are pleased to be continuing our collaboration in the coming years. "

***

Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  This press release contains certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

***

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is a global leader in services for content creators. http://www.thomson.net

About FRANCE 24:

FRANCE 24 is the first French international news channel that offers a French perspective and sensibility on world events. It broadcasts on a 24/7 basis on three channels, in French, English and Arabic, in Europe, the Middle East, Africa, Asia and on the East Coast of the US. FRANCE 24 can be accessed by cable, satellite, DSL and on mobile. The website www.france24.com is available in three languages (English, French, Arabic).

Thomson contacts

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

FRANCE 24 contacts :

Nathalie Lenfant – Tel : 00 33 1 73 01 24 11 - nlenfant@france24.com

Damien Amadou – Tel : 00 33 1 73 01 24 31 - damadou@france24.com

Exhibit 99.4

PRESS RELEASE

Strong Industry Support Accelerates Technicolor 3D Rollout

Multiple Movie Studios Planning on Showing Content in Technicolor 3D

Hollywood (Calif), Paris (France), October 22, 2009 – Thomson (Euronext Paris: 18453; NYSE: TMS), through its Technicolor Business Group, today announced support from multiple major motion picture studios for the release of theatrical content presented in Technicolor 3D, a high-quality 3D solution that works with existing 35mm projectors that was announced last month.  DreamWorks Animation, Lionsgate, Paramount, Overture, Universal Pictures, Warner Bros., and The Weinstein Company are working with the company to deliver content for presentation in Technicolor 3D.

With the continuing success of 3D movies at the box office, 17 3D titles have already been announced for 2010 release, with more expected from several distributors.  The studios noted above account for the majority of these titles, including How to Train Your Dragon, Piranha 3D, Shrek Forever After, Despicable Me, Cats & Dogs: The Revenge of Kitty Galore, Friday the 13th: Part 2; Guardians of Ga’Hoole, Alpha and Omega, Burst, Oobermind, and Yogi Bear.

Additionally, Deluxe Entertainment Services Group Inc. has agreed to enter into a marketing and technology arrangement with Technicolor and will provide their customers with the necessary post production and film printing services to deliver Technicolor’s 3D solution.  Kodak and FUJIFILM have also announced support of the Technicolor 3D solution and will be working with Technicolor and Deluxe to ensure their film stocks are delivering the highest quality possible for the Technicolor 3D experience.

“The Technicolor 3D rollout substantially increases the 3D theatrical footprint, delivering to studios a larger platform for reaching masses of moviegoers – and thereby increasing the box office for distributors and exhibitors” said Frederic Rose, Chairman and CEO of Thomson. “Technicolor is thrilled to extend our partnerships with these top studios and other key industry players to address the 3D gap and ensure every exhibitor that wants quality 3D will be able to afford it.”

Numbers show 3D is a driver of ticket sales with 3D engagements outperforming 2D by more than 2-to-1 in attendance and even greater in box office.  Prior to Technicolor’s 3D solution, 90 percent of theatre screens in the U.S. were not able to provide a 3D experience to moviegoers.  The Technicolor 3D solution will provide a solution to immediately bridge the gap until digital cinema can be more widely rolled out, providing additional screens to advance the medium of 3D to mainstream levels.

About Technicolor 3D

Announced earlier this year, Technicolor has innovated a high-quality, affordable 3D solution that works with existing 35mm projectors.  Technicolor puts high quality 3D within economic reach of all theatre circuits, allowing them to complement 2D engagements and benefit from incremental revenue generated from increased ticket sales and ticket sale surcharges.  The Technicolor 3D Solution is an opportunity to deploy 3D immediately, without waiting for financing to be available for digital conversion and can not only bridge the gap until such financing can be put in place, but actually help generate the funds required by distribution and exhibition to pay for the conversion.

According to exit polling interviews conducted by independent research firm OTX, moviegoers ranked Technicolor 3D as being comparable to digital 3D cinema technologies.

How the Technicolor 3D Solution Works

The Technicolor 3D Solution employs a propriety “production to projection” system that leverages 35mm (or film) projectors already in use by 90 percent of U.S. and international theatres today to deliver high-quality 3D content to moviegoers.  A patent-pending lens system assembles the left and right eye images as the film runs through the projector and delivers a 3D ready image onto a silver screen.  The solution works with circular polarized glasses—identical to the ones used for existing digital 3D cinema—to “translate” the film’s content into an image that is perceived by the viewer as being three dimensional.  The silver screen can be used for the projection of both Technicolor 3D as well as digital 3D content.  The Technicolor 3D Solution can be installed nearly immediately.  No build-out or significant modifications of the projection booth are required.

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Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  This press release contains certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

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About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.5

PRESS RELEASE

Thomson Signs Contract with LiveTV for Development of
IPTV Technology for Aircraft

Thomson to team up with leading US provider of in-flight entertainment on a live TV broadcast system

Paris (France), October 22, 2009 – Thomson (Paris Euronext : 18453 ; NYSE : TMS), a worldwide leader of services to content creators, today announced that it has signed a long-term contract with LiveTV for the development of a live TV broadcast system for aircraft.

Based on Thomson’s pioneering IPTV-based satellite television distribution technology, the solution enables the transformation of satellite content into video-over-IP content for distribution and viewing on individual seat back screens. Thus, Thomson’s system enables LiveTV to offer hundreds of channels in digital quality, as well as providing features such as electronic program guide. Additionally, the system allows for insertion of live channels generated within the plane, such as navigation information.

This partnership has been recently concretized with Continental Airlines, to which LiveTV is currently supplying DIRECTV® services via Thomson’s technology.

Frederic Rose, Chairman and CEO of Thomson, commented, "The signing of this contract with LiveTV provides us with an opportunity to further expand our existing customer and solutions portfolio and sets the stage for what we believe will lead to a very innovative partnership. It also illustrates our commitment to provide cutting edge services to content creators in any situation."

 “We are delighted to benefit from Thomson’s worldwide expertise in digital video technologies to bring airline passengers the widest choice of programming to their seat-back screens just as they would enjoy at home. This partnership will strengthen our position as the leading US provider of live entertainment products to commercial aircraft markets worldwide”, said Nate Quigley, CEO of LiveTV.

Under the terms of the agreement, Thomson will carry out engineering and product development services for the live broadcast entertainment system for aircraft, while LiveTV will license Thomson’s satellite multi-client gateway software technology and market the system to commercial airlines worldwide.

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Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  This press release contains certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

# # #

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net .

# # #

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net